UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024
Commission File Number: 001-39829
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COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)
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33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)
indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

Explanatory Note

On May 17, 2024, Cognyte Software Ltd. (the “Company”) appointed Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (“PwC”), as the Company’s new independent registered public accounting firm, subject to approval by the shareholders of the Company. The appointment followed a decision by the Company to consider alternatives in replacing Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network (“Deloitte”), as the Company’s independent registered public accounting firm, and following a request for proposal process conducted by the audit committee (the “Audit Committee”) of the board of directors of the Company (the “Board of Directors”). The decision to appoint PwC as the Company’s independent registered public accounting firm was approved by the Board of Directors upon the recommendation of the Audit Committee. The Board of Director’s and the Audit Committee’s decision to replace Deloitte was not as a result of any disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope.

Under Israeli law, the Board of Director’s approval of the appointment of PwC is subject to shareholder approval and therefore will be presented to the Company’s shareholders for a vote at the Company’s upcoming annual general meeting.

The audit report of Deloitte on the Company’s consolidated financial statements as of and for the years ended January 31, 2024, and 2023, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s two most recent fiscal years ended January 31, 2024 and 2023, there were: (i) no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Deloitte’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years and (ii) no reportable events of the type described in Item 16F(a)(1)(v) of Form 20-F.

During the years ended January 31, 2024, and 2023, the Company consulted with PwC from time to time on certain accounting matters relating to financial reporting and on tax matters, including with respect to the Company’s separation from Verint Systems Inc.

Other than the matters described above, neither the Company nor anyone acting on its behalf consulted with PwC with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s consolidated financial statements, and no written report or oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of any disagreement of the type described in Item 16F of Form 20-F or a reportable event of the type described in Item 16F(a)(1)(v) of Form 20-F or a reportable event of the type described in Item 16F(a)(1)(v) of Form 20-F.

The information in this report of foreign private issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (Registration No. 333-252565 and Registration No. 333-278837).

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Letter from Brightman Almagor Zohar & Co., A Firm in the Deloitte Global Network, dated May 20, 2024, as to the change in Cognyte Software Ltd.’s certifying accountant

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

May 20, 2024	By:	/s/ Ilan Rotem
Ilan Rotem
Chief Legal Officer